TEMPLETON GLOBAL INVESTMENT TRUST

300 S.E. 2nd Street

Fort Lauderdale, FL 33301-1923

Tel 954.527.7500

April 13, 2015

Filed via EDGAR (CIK #0000916488)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Templeton Global Investment Trust (the “Registrant”)

                        (File Nos. 033-73244, 811-08226)

Dear Ms. Rossotto:

            On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system is the Registrant’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Tara Gormel on April 2, 2015 with regard to the Preliminary Proxy Statement (the “Proxy Statement”) and other materials filed with the Commission on March 23, 2015 in connection with the special meeting of shareholders of the Templeton Frontier Markets Fund series of the Registrant (the “Fund”) scheduled to be held on or about June 30, 2015.

            The Staff’s comment is summarized below, followed by the Registrant’s response to the comment. Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

            Comment:        The Staff questioned whether the proposed change to the Fund’s concentration policy in the Proxy Statement is consistent with Section 8(b)(1) of the Investment Company Act of 1940 (the “1940 Act”), specifically as interpreted by the no-action letter The First Australia Fund, Inc. (pub. avail. July 29, 1999) (“First Australia”). The Staff notes that the Fund’s proposed concentration policy does not name a specific benchmark, and thus the benchmark may be changed without a shareholder vote, while such authority to change the benchmark without a shareholder vote is not clearly provided for in First Australia.

            Response:         The Fund believes that its proposed concentration policy is consistent with Section 8(b)(1) of the 1940 Act, as well as the Staff's interpretive no-action position in First Australia. In First Australia, the Staff confirmed its position that a fund may adopt a concentration policy that allows for periods of concentration and non-concentration based on a policy providing specific criteria defining when the fund will concentrate in an industry. In First Australia, the Staff stated that "Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments."

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The Fund believes that its proposed concentration policy is specifically described and includes clear, objective limitations with respect to industry concentration. In addition, the Fund’s proposed concentration policy contains the same percentage limitations and parameters as the concentration policy at issue in First Australia, except that it does not name its benchmark index as part of its proposed concentration policy. The Fund has a number of concerns about including a specific index as part of its fundamental concentration policy, including that, at any time, an index provider may discontinue an index, stop publishing it, or change the composition of the index. The Fund believes that inclusion of a specific index name in its fundamental concentration policy is not a specific requirement under Section 8(b)(1) of the 1940 Act, as interpreted by the Staff, but is only one factor in determining whether the Fund’s proposed concentration policy satisfies Section 8(b)(1).

Currently, the Fund uses the MSCI Frontier Markets Index as a measure of the frontier markets investable universe. Under the proposed concentration policy, the Fund’s investment manager could adopt a different benchmark index to represent the frontier markets in the future, but such index would only be used if determined by the investment manager to be an appropriate measure of the frontier markets based on index characteristics. Furthermore, any such changes to the benchmark index for the Fund would be approved by the Board of Trustees of the Registrant and shareholders would receive appropriate notice.

The Fund is aware of a number of funds (if not most funds) that rely on First Australia and do not name a benchmark index as part of their fundamental concentration policies. Certain funds specifically note that they do not consider such benchmark indices to be fundamental and may be changed without a shareholder vote. Other funds note that benchmark indices are determined by a fund’s adviser based on whether an index is an appropriate measure of the applicable market (and thus are also non-fundamental). The Fund believes that its proposed concentration policy is substantially similar, and in some instances identical, to other funds relying on First Australia, and that further restrictions on the Fund’s ability to adapt to material index changes in a timely and cost-efficient manner could place the Fund at a competitive disadvantage and not be in the best interest of shareholders.

Therefore, the Fund believes that its concentration policy is consistent with Section 8(b)(1) of the 1940 Act and the Staff’s interpretive positions thereunder.

Please do not hesitate to contact Kristin H. Ives, Esq. at 215-564-8037 if you have any questions or wish to discuss the response presented above.

                                                            Very truly yours,

                                                            /s/LORI A. WEBER

                                                            Lori A. Weber

Vice President and Secretary

Templeton Global Investment Trust

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